SECURI[illegible] 05039744 [illegible]ON

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RECD S.E.C. MAR 1 2005 828

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flextrade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road
(No. and Street)

Great Neck (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Kedia 516/627-8993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, (Address) New York (City) NY (State) 10018 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C. MAR 1 2005 828

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flextrade LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and CEO
Title

ALAN SILBERMAN
Notary Public, State of New York
No. 30-4837478
Qualified in Nassau County
Commission Expires October 31, 20

Notary Public

PAUL GEVERTZMAN
Notary Public, State of New York
No. 02GE4854568
Qualifed in Kings County
Commission Expires Feb. 18, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of ~~Income (Loss)~~ Operations.
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF FLEXTRADE LLC:

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Flextrade LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 10, 2005

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	7,067,484
Accounts receivable, net of $1,227,000 allowance for doubtful accounts		9,004,088
TOTAL ASSETS	$	16,071,572

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Sales tax payable	$	58,858
Deferred revenues		26,667
Customer deposits		272,000
Total Liabilities		357,525
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		15,714,047
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,071,572

See the accompanying Notes to the Statement of Financial Condition.

NOTES TO THE STATEMENT OF FINACIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity:

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents consist of balances in money market accounts.

Revenue Recognition:

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $6,670,289 which was $6,570,289 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has an agreement with its Parent, which provides that the Parent will perform all administrative duties for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent charges the Company monthly an amount based on the prior year's actual expenses as detailed in the agreement. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such monthly amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - CREDIT RISK CONCENTRATION:

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $6,927,000 at December 31, 2004.

NOTE 6 - MAJOR CUSTOMERS:

Certain larger customers of the broker-dealers which license the Company's products may influence the selection of the software to be used.

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C. 213 SECTION

FLEXTRADE LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

TO THE MEMBER OF FLEXTRADE LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Flextrade LLC ("the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Flextrade LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 10, 2005